Inventr

Technology Software B2B Artificial Intelligence Saas

We help deep tech companies automate the patent process

INVENTR.CO NEW YORK NEW YORK





I previously built medical devices in neurosurgery and helped other biotech startups - the question of "Can we patent this?" came up far too often. I quickly realized just how expensive and slow the process is to answer that question. More importantly, I realized how often incredible solutions coming to life were slowed down by this process.

Manu Stephen Co-founder & CEO @ Inventr

Why you may want to support us...

1. We've gotten 30+ LOIs from companies funded by YC, DCVC, StartX, Techstars, and more.
2. The United States Patent and Trademark Office uses Inventr as part of the Patent Pro Bono Program.
3. Founding team of experts in deep tech, patents, & NLP. Worked in companies such as Google & Amazon.
4. A $45B opportunity around IP, starting with the $500M market of early stage deep tech companies

Why investors ♥ us

WE'VE RAISED $95,000 SINCE OUR FOUNDING



Manu and his team are on a mission to democratize the patent system. By using technology like machine learning, they're going to help innovative companies navigate the chaotic patent process — ultimately so the system works for them, not against them. It's a huge, ambitious vision and it's one of the reasons why I'm investing in Inventr. We are at a time in which the world is working faster than ever to find solutions to deeply difficult problems. Thousands of new startups are at a disadvantage against deep pocketed incumbents who are only too happy to maintain a calmer pace. I think Inventr is going to help these startups stay on equal footing.

The other reason I invested is because I

... *read more*

Daniel Ha Cofounder, Disqus

LEAD INVESTOR **INVESTING $5,000 THIS ROUND**

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Manu Stephen
Co-founder & CEO
Worked in deep tech research developing medical devices, including the world's first dissolvable brain sensor, which was published in Nature and featured on CBS, CNN, and more.



Steven H
Co-founder and Front End Architect
I single-handedly built a Q&A voting system to facilitate live interviews with President Obama, Benjamin Netanyahu and Bono. Built a conversational Amazon Echo Skills app in the UK, used by Amazon to demo the Echo at the official release event.



Steven Trojanowski
Co-founder and Head of Backend/ML
20+ years in software development; built an NLP recommendation engine that allowed Reddit users to receive tailored content

We're re-inventing intellectual property, starting by helping companies automate more of the patent process.

The patent system hasn't changed in 200+ years.

Early-stage companies often perform 80-90% of the patent process internally because it's too expensive to hand off to attorneys. And IP/Patents are the only value that these start-ups can rely on long before generating any revenue. This is a slow, expensive process that cripples companies.



The patent system is archaic and broken
It reflects innovation of 200+ yrs ago
Slow, expensive, and opaque
Cripples companies working on important problems
Manual process of ~$4K and 4 weeks per idea
to answer, "Can we patent this?" and start the process
Current patent system isn't aligned to support rapid innovation

Inventr is streamlining the patent system, helping companies save time and money

Inventr helps early-stage deep tech companies automate the patent process - from the second they come up with ideas to when they're ready to file and hand off information to the attorney.



It's time to rethink the patent system, and
Inventr is starting by streamlining it with A.I.
10x faster and more efficient
using Natural Language Processing (NLP)
Force multiplier for deep tech companies
solving problems from cancer to climate change
Cut through legal jargon to get answers in minutes, not weeks
Automation helps streamline growth of new innovations while staying cost efficient

Why hasn't this been done before

Can you answer this - make it concise and bold.

How it works

Our product helps companies manage their ideas and move them down the patent process. What would take weeks of work for companies, we bring down to minutes. Inventr is built to integrate seamlessly into a company's existing workflow of R&D and communicating with patent counsel.


Inventr is lowering the barrier to entry
as an automated IP assistant
Capture and quantify the whitespace around your idea
Draft provisional patents in minutes and not weeks
Build reports around patentability and freedom to operate
Synthetic biomaterial that
Synthetic Biomaterial Draft
Reports

Team

The founding team has backgrounds in research, software engineering, neural networks, and patent attorneys. Manu experienced how wrong the patent process is when building medical devices for Neurosurgery. His co-founders, Steven T. and Steven H. are both software developers with NLP and full-stack experience.

Kyle R was CEO of NarrativeDx, an NLP driven solution for hospital systems that was recently acquired, and previously was a patent attorney for Apple, Facebook, Intel, and Cisco.


Started from a founder problem of
"Can we patent this?"
Manu worked in neural engineering and brain-computer interface research, building devices like the world's first dissolvable brain sensor published in Nature and featured on CBS, CNN, etc.
Manu recruited
Steven H, patent attorney turned software dev @ Google and Amazon
Steven T, with 20+ yrs of software dev experience, specialized in Machine Learning and NLP

We have 30+ LOIs & are being used by the US Patent & Trademark Office

We had a previous version of the product that helped 70+ startups from which we learned a bunch. From it, we launched our current version which streamlines the entire process from ideation to filing. We've gotten 30+ LOIs from companies funded by top tier investors such as Y Combinator, DCVC, StartX, Techstars, and more. And we are also being used by the US Patent & Trademark Office as part of the Patent Pro Bono Program in St. Louis, and planning to scale it nationwide!


USPTO Partnership
60+ customers on previous product
20+ LOIs for new product launch
UNITED STATES PATENT AND TRADEMARK OFFICE
uspto
USPTO uses Inventr in 5 Midwest states to help underserved inventors
Increased # of pro bono clients helped by >12x
Previous customers include
Prota Ventures
Ideation Lab
Geneoscopy
Genetics
REZILIENT
Telehealth + Robotics
NEWLAB
Newest member of community with 150+ deep tech companies and GoogleX partnership
LOIs include companies funded by
DC VC
Y Combinator
StartX
techstars_
Singularity UNIVERSITY

It is a $45B opportunity

We are pursuing a $45B opportunity around IP, and we are starting with the $1B market of early-stage deep tech companies.


Looking to dominate early stage deep tech market and quickly scale to massive opportunities
Initial Market
2-3 years
5+ years
$480M
$5.4B
$47B+
Serving early stage companies (Seed to Pre-IPO/Exit)
3M R&D employees in Fortune 1000 (Est. $150/user/mo for platform)
Spend on IP licensing and protection globally

Business model

Here, talk about how you make money. Please include the following 2 things: What're your revenue streams? And what's your total addressable market (bottom-up)? About your TAM, i.e. # potential users x $100/year = $ TAM / year. This should be 3 lines, max.



Tiered pricing based on need
Deep tech Pre-Seed/Seed
Deep tech Series A
Deep tech Series B and beyond
Per transaction
(with trial to annual subscription)
Annual billing
Annual billing

What's next

The patent system should have been re-thinked for a long time now, and we are the ones doing it. There are many amazing early-stage companies working on tackling incredibly difficult problems - from cancer to climate change, and they need patents. We want to be part of change by helping all these incredible companies save time and money.



Raising a Pre-Seed Round
~20 months of runway
Iterate to product-market fit
with 150+ pipeline customers
Increase marketing efforts
and customer pipeline
Begin seed round
raise in ~14 months

Investor Q&A

– COLLAPSE ALL

What does your company do?

We help deep tech companies automate the patent process. We use natural language processing to help companies from when they come up with an idea, to analyzing which ideas are worth pursuing, and to move those forward to ultimately file.

Where will your company be in 5 years?

The patent system is 200+ yrs old and doesn't truly reflect innovation today. Pursuing software patents is still nebulous and for deep tech, it requires huge budgets to even enforce those patents. Inventr wants to change how we think about IP and patents entirely with an alternative system, as opposed to replacing it, with a focus on collaboration and licensing to reduce litigation. More than $45B is spent on filing for patents worldwide annually - this is the market we can capture.

Why did you choose this idea?

I previously built medical devices in neurosurgery and helped other biotech startups - the question of "Can we patent this?" came up far too often. I quickly realized just how expensive and slow the process is to answer that question. More importantly, I realized how often incredible solutions coming to life were slowed down by this process.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Two things:

1) Strong recent trend of early stage companies starting everyday that are more focused on deep tech, biotech, etc. All of these are tackling massive problems around therapeutics, diagnostics, climate change, and more.

2) Natural language processing has improved vastly over the last few years (and even few months if you've heard about GPT-3). This has allowed for more incredible automated approaches to existing manual processes.

How far along are you? What's your biggest obstacle?

Generated $20K revenue from a previous version, learned a lot, and just launched a private beta for the new version:

1) 30+ LOIs from companies funded by Y Combinator, StartX, and more. Currently in private beta with a small group of these LOIs

2) Partnerships - USPTO Pro Bono Partnership, increased # of clients helped by more than 12x across 5 states.

Current biggest obstacle: Ensuring that we can convert these LOIs into the nearly half a million in ARR

Who competes with you? What do you understand that they don't?

Mainly early stage legal tech companies using A.I. for patents/IP.

Cognition IP - they're focused on building a new type of law firm combining A.I. and patent law. However, we would rather serve as a partner to law firms, as opposed to becoming a law firm ourselves. We believe this allows for more scalability and reduces the large overhead of having in-house attorneys.

TurboPatent and Juristat- they're focused on serving large enterprises. We believe they're missing an important opportunity with early stage companies - "hair on fire" problem we've discovered, and quick sales cycles.

How will you make money?

A monthly subscription model - companies, especially at Series A and beyond, have expressed the desire for a subscription model.

Earlier stage companies or those wishing to try single use cases can simply purchase a one month subscription.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Aside from the current risks of running a startup during a pandemic, our initial market of selling to other early stage companies can be difficult. There is a greater risk of customer churn with this initial market. However, we believe an untapped market desperate for a solution combined with rapid sales cycles is the perfect place to start.

In order to pursue our long term vision, we will likely need to transition from early stage to large enterprise customers. These types of transitions can be risky dependent on how different the product and sales process will be. However, we have a strong understanding of the sales process and ideal product, as a team member was former patent counsel for Apple, Facebook, and more.

What are the equity splits?

Manu - 50%
Steven T - 20%
Steven H - 20%

What is the biggest disagreement you've had with your cofounders?

We haven't had any major ones yet, recent disagreements have primarily been around product features and prioritizing them.

We're well aligned on our mission and vision, even if the product changes (which it will as we continue learning from customers).